Exhibit 5.1

Kevin C. Fitzgerald
Executive Vice President and General Counsel

May 4, 2015

Delmarva Power & Light Company

500 N. Wakefield Drive

Newark, DE 19702

Ladies and Gentlemen:

I am Executive Vice President and General Counsel of Delmarva Power & Light Company, a Delaware and Virginia corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of $200,000,000 in aggregate principal amount of First Mortgage Bonds, 4.15% Series due May 15, 2045 (the "Securities") under and pursuant to:

(i)	a Registration Statement on Form S-3 (Registration No. 333-190917-02) under the Securities Act of 1933, as amended (the “1933 Act”), which was automatically effective upon filing with the United States Securities and Exchange Commission (the "Commission") on August 30, 2013;

(ii)	the base prospectus, dated as of August 30, 2013 (the "Base Prospectus");

(iii)	the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a preliminary prospectus supplement, dated May 4, 2015 with respect to the offer and sale of the Securities, filed with the Commission on May 4, 2015, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the “Pricing Prospectus”);

(iv)	the final prospectus consisting of the Base Prospectus, as supplemented by a final prospectus supplement, dated May 4, 2015, with respect to the offer and sale of the Securities, filed with the Commission on May 5, 2015, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the “Prospectus”); and

(v)	the Purchase Agreement, dated May 4, 2015, among the Company and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. (the "Purchase Agreement").

The Securities will be issued pursuant to the Mortgage and Deed of Trust, dated as of October 1, 1943, from the Company to The Bank of New York Mellon, as trustee (the "Trustee"), as amended and supplemented by various supplemental indentures (such Mortgage and Deed of Trust, as so amended and supplemented, the "Mortgage").

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Pepco Holdings, Inc. • 701 Ninth Street NW • Washington DC 20068-0001 • 202-872-2000 • pepcoholdings.com

Delmarva Power & Light Company

Based upon the foregoing I am of the opinion that the Securities have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Mortgage and delivered against payment of the purchase price therefor set forth in the Purchase Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement.

Very truly yours,

/s/ Kevin C. Fitzgerald

Kevin C. Fitzgerald, Esq.

Pepco Holdings, Inc. • 701 Ninth Street N.W. • Washington, DC 20068 • 202-872-2000 • pepcoholdings.com